SOPHiA GENETICS Signs Strategic Collaboration MOU with Leading Global Cancer Center SOPHiA GENETICS and Memorial Sloan Kettering Cancer Center Aim to Establish Precision Medicine Hub for the Next Generation of Precision Oncology NEW YORK – June 4, 2026 – SOPHiA GENETICS (NASDAQ: SOPH) today announced that the company has signed a Memorandum of Understanding (MOU) with Memorial Sloan Kettering Cancer Center (MSK) relating to the formation of a joint venture between the two institutions. The joint venture aims to build upon the strength of MSK innovation in clinical diagnostics and SOPHiA GENETICS’s Ai platform to potentially discover, develop, and deploy a new generation of precision oncology to patients around the world. SOPHiA GENETICS and MSK bring unique strengths to the collaboration. SOPHiA DDM™, SOPHiA GENETICS's precision medicine platform, has been used to analyze more than 2.5 million cases since 2014, pioneering a unique, decentralized approach to precision oncology. MSK's in-house NGS program has sequenced more than 150,000 tumor samples since 2014, creating an extensive genomic dataset linked to clinical outcomes, pathology, and radiology records. The MOU envisions a precision medicine hub that would combine MSK's clinical data and expertise with SOPHiA GENETICS’s Ai platform to unlock a new approach to multimodal precision oncology. For patients, the proposed precision medicine hub will act as an incubation studio for the discoveries of tomorrow, equipped with a deployment platform to quickly deliver new capabilities to patients worldwide. The hub could move new discoveries from bench to clinical care faster than traditional models, expanding access to MSK’s oncology intelligence for patients across the globe. For biopharma partners, the hub could provide dedicated infrastructure for next-generation companion diagnostics, clinical algorithm development, and evidence generation. The two institutions have a history of successful collaboration. Through previous license agreements involving MSK assays such as MSK-IMPACT and MSK-ACCESS, SOPHiA GENETICS has brought MSK diagnostics innovation to hospitals, labs, and patients in 35 countries across the globe using its platform SOPHiA DDMTM. Although the specifics of this strategic initiative have yet to be finalized, it is envisioned that SOPHiA DDM™ would serve as the Ai and analytics platform of the precision medicine hub, supporting its data, Ai, and bioinformatics needs. MSK would contribute its clinical and scientific leadership, including support from its oncology faculty and exceptional ability to generate high-quality clinical data. SOPHiA GENETICS’s announcement of this Memorandum of Understanding comes at a pivotal moment in oncology, as interest in Ai-enabled precision medicine continues to grow. New targeted cancer therapies are pushing molecular diagnostics earlier in the treatment pathway, creating demand for new diagnostic capabilities and scalable testing platforms. At the same time, Ai is emerging as a critical tool for clinical decision-making, making the combination of clinical data and Ai infrastructure one of the field's most strategic capabilities. Ross Muken, President, SOPHiA GENETICS, said: "Our work with MSK has always been about extending the reach of MSK’s clinical intelligence, and this joint venture is the most ambitious expression of that mission yet. Over the past several years, we’ve built SOPHiA DDM™ into a foundational Ai and analytics layer for precision medicine, helping institutions across the world unlock the value of their clinical data. By combining MSK's clinical leadership and deep clinical data with SOPHiA GENETICS's Ai platform and global infrastructure, the precision medicine hub that we are discussing will help move precision oncology into the multimodal era and bring the benefits of MSK’s precision oncology to patients regardless of where they're treated.” Michael G. Frank, Director of Digital Health Business Development at MSK, said: "This collaboration represents the future of applied precision oncology – where clinical expertise meets cutting-edge Ai and robotics with the potential to transform cancer care at scale. By combining MSK's deep clinical assets with SOPHiA GENETICS's powerful digital platform, we're seeking to create a new paradigm to deliver personalized insights to patients.” # # # About SOPHiA GENETICS SOPHiA GENETICS (Nasdaq: SOPH) is a cloud-native healthcare technology company on a mission to expand access to data-driven medicine by using Ai to support hospitals, laboratory, and biopharma institutions serving patients with cancer and rare disorders across the globe. It is the creator of the SOPHiA DDM™ Platform, which analyzes complex genomic and multimodal data and generates real-time, actionable insights for a broad global network of hospital, laboratory, and biopharma institutions. For more information, visit SOPHiAGENETICS.COM and connect with us on LinkedIn. SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures unless specified otherwise. The information in this press release is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use. Please contact support@sophiagenetics.com to obtain the appropriate product information for your country of residence. SOPHiA GENETICS Forward-Looking Statements: This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products, and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements. Media Contact: media@sophiagenetics.com